Exhibit 99.1

NIO Inc. Reports Unaudited Second Quarter 2025 Financial Results

Quarterly Total Revenues Reached RMB19,008.7 million (US$2,653.5 million)i

Quarterly Vehicle Deliveries were 72,056 units

SHANGHAI, China, September 2, 2025 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Operating Highlights for the Second Quarter of 2025

•	Vehicle deliveries were 72,056 in the second quarter of 2025, representing an increase of 25.6% from the second quarter of 2024, and an increase of 71.2% from the first quarter of 2025. The deliveries consisted of 47,132 vehicles from the Company’s premium smart electric vehicle brand NIO, 17,081 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO and 7,843 vehicles from the Company’s small smart high-end electric car brand FIREFLY.

Key Operating Results

	2025 Q2	2025 Q1	2024 Q4	2024 Q3
Deliveries	72,056	42,094	72,689	61,855

	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Deliveries	57,373	30,053	50,045	55,432

Financial Highlights for the Second Quarter of 2025

•	Vehicle sales were RMB16,136.1 million (US$2,252.5 million) in the second quarter of 2025, representing an increase of 2.9% from the second quarter of 2024 and an increase of 62.3% from the first quarter of 2025.

•	Vehicle marginii was 10.3% in the second quarter of 2025, compared with 12.2% in the second quarter of 2024 and 10.2% in the first quarter of 2025.

•	Total revenues were RMB19,008.7 million (US$2,653.5 million) in the second quarter of 2025, representing an increase of 9.0% from the second quarter of 2024 and an increase of 57.9% from the first quarter of 2025.

•	Gross profit was RMB1,897.5 million (US$264.9 million) in the second quarter of 2025, representing an increase of 12.4% from the second quarter of 2024 and an increase of 106.3% from the first quarter of 2025.

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•	Gross margin was 10.0% in the second quarter of 2025, compared with 9.7% in the second quarter of 2024 and 7.6% in the first quarter of 2025.

•	Loss from operations was RMB4,908.9 million (US$685.2 million) in the second quarter of 2025, representing a decrease of 5.8% from the second quarter of 2024 and a decrease of 23.5% from the first quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted loss from operations (non-GAAP) was RMB4,040.8 million (US$564.1 million) in the second quarter of 2025, representing a decrease of 14.0% from the second quarter of 2024 and a decrease of 32.1% from the first quarter of 2025.

•	Net loss was RMB4,994.8 million (US$697.2 million) in the second quarter of 2025, representing a decrease of 1.0% from the second quarter of 2024 and a decrease of 26.0% from the first quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted net loss (non-GAAP) was RMB4,126.7 million (US$576.1 million) in the second quarter of 2025, representing a decrease of 9.0% from the second quarter of 2024 and a decrease of 34.3% from the first quarter of 2025.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB27.2 billion (US$3.8 billion) as of June 30, 2025.

Key Financial Results for the Second Quarter of 2025
(in RMB million, except for percentage)
	2025 Q2	2025 Q1	2024 Q2	% Changeiii
				QoQ		YoY
Vehicle Sales	16,136.1	9,939.3	15,679.6	62.3%		2.9%
Vehicle Margin	10.3%	10.2%	12.2%	10	bp	-190	bp

Total Revenues	19,008.7	12,034.7	17,446.0	57.9%		9.0%
Gross Profit	1,897.5	919.6	1,688.7	106.3%		12.4%
Gross Margin	10.0%	7.6%	9.7%	240	bp	30	bp

Loss from Operations	(4,908.9)	(6,418.1)	(5,209.3)	-23.5%		-5.8%
Adjusted Loss from Operations (non-GAAP)	(4,040.8)	(5,947.2)	(4,698.5)	-32.1%		-14.0%

Net Loss	(4,994.8)	(6,750.0)	(5,046.0)	-26.0%		-1.0%
Adjusted Net Loss (non-GAAP)	(4,126.7)	(6,279.1)	(4,535.2)	-34.3%		-9.0%

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Recent Developments

Deliveries in July and August 2025

•	The Company delivered 21,017 vehicles and 31,305 vehicles in July and August 2025, respectively. As of August 31, 2025, the Company had delivered 166,472 vehicles in 2025, with cumulative deliveries reaching 838,036.

Commencement of ONVO L90 Deliveries

•	Our smart large-space flagship SUV, the ONVO L90, was officially launched on July 31, 2025, with user deliveries starting shortly after. Built upon NIO’s leading technological innovations, the family-oriented ONVO L90 has been thoughtfully engineered with deep insights into the evolving needs of large three-row SUV users, providing users with extraordinary spaciousness, premium comfort, all-scenario intelligence, and an exceptional driving and riding experience.

Debut of NIO All-New ES8

•	On August 21, 2025, our flagship premium SUV, the NIO All-New ES8, was officially unveiled and made available for pre-orders, with user deliveries expected to begin in late September. The All-New ES8 embodies a comprehensive evolution in design, space, intelligence, and performance, addressing the diverse needs of business, family, and personal fulfillment across all scenarios. Setting a new benchmark in the premium electric SUV segment, the All-New ES8 is poised to lead large three-row SUVs into the battery electric era.

NIO Entered into an Agreement to Make Additional Investment in NIO China

•	In July 2025, NIO entered into a definitive agreement to exercise its right to make an additional investment of RMB20 billion in NIO China, pursuant to the previously announced NIO China Series B investment agreement. Under this agreement, NIO will subscribe for newly issued shares of NIO China at the same price and on the same terms as those applicable to the Series B investment transaction announced in September 2024. Upon completion of this additional investment, NIO will hold a controlling equity interest of 91.8% in NIO China.

CEO and CFO Comments

“In the second quarter of 2025, the Company delivered 72,056 smart electric vehicles, representing a year-over-year increase of 25.6%,” said William Bin Li, founder, chairman and chief executive officer of NIO. “The strong market reception of ONVO L90 and NIO All-New ES8 has reinforced our overall sales momentum. Driven by this strong demand, we anticipate total deliveries in the third quarter to range between 87,000 and 91,000, representing a year-on-year growth of 40.7% to 47.1% and setting a new Company record.”

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“ONVO L90 and NIO All-New ES8 have received widespread user acclaim for their exceptional product experience, demonstrating our sharp market insights and precise product definition capabilities. Supported by our continuous technological innovations, the long-term strategic advantage of our battery swapping and charging infrastructure, and the multi-brand strategy reaching a broader user base, these models are well-positioned to redefine competition in the large three-row SUV segment and accelerate the market’s transition toward a new era dominated by BEVs,” added William Bin Li.

“Starting from the second quarter, our comprehensive cost reduction and efficiency improvement initiatives have started to yield results. Excluding organizational optimization charges, our non-GAAP operating loss improved by over 30% sequentially,” added Stanley Yu Qu, NIO’s chief financial officer. “We are now approaching a structural inflection point in our financials, with positive momentum building toward a sustainable virtuous cycle and continued performance improvements.”

Financial Results for the Second Quarter of 2025

Revenues

•	Total revenues in the second quarter of 2025 were RMB19,008.7 million (US$2,653.5 million), representing an increase of 9.0% from the second quarter of 2024 and an increase of 57.9% from the first quarter of 2025.

•	Vehicle sales in the second quarter of 2025 were RMB16,136.1 million (US$2,252.5 million), representing an increase of 2.9% from the second quarter of 2024 and an increase of 62.3% from the first quarter of 2025. The increase in vehicle sales over the second quarter of 2024 was mainly due to the increase in delivery volume, partially offset by the lower average selling price as a result of changes in product mix. The increase in vehicle sales over the first quarter of 2025 was mainly due to the increase in delivery volume.

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•	Other sales in the second quarter of 2025 were RMB2,872.6 million (US$401.0 million), representing an increase of 62.6% from the second quarter of 2024 and an increase of 37.1% from the first quarter of 2025. The increase in other sales over the second quarter of 2024 was mainly due to i) the increase in revenues from sales of used cars, ii) the increase in revenues from technical research and development services, and iii) the increase in sales of parts, accessories and after-sales vehicle services, and provision of power solutions, as a result of the continued growth in the number of users. The increase in other sales over the first quarter of 2025 was mainly due to i) the increase in revenues from sales of used cars, ii) the increase in revenues from technical research and development services, and iii) the increase in sales of parts, accessories and after-sales vehicle services, as a result of the continued growth in the number of users.

Cost of Sales and Gross Margin

•	Cost of sales in the second quarter of 2025 was RMB17,111.1 million (US$2,388.6 million), representing an increase of 8.6% from the second quarter of 2024 and an increase of 53.9% from the first quarter of 2025. The increase in cost of sales over the second quarter of 2024 was mainly attributable to i) the increased delivery volume, partially offset by the decreased material cost per vehicle, and ii) the increase in cost of sales of used cars. The increase in cost of sales over the first quarter of 2025 was mainly attributable to the increase in delivery volume.

•	Gross profit in the second quarter of 2025 was RMB1,897.5 million (US$264.9 million), representing an increase of 12.4% from the second quarter of 2024 and an increase of 106.3% from the first quarter of 2025.

•	Gross margin in the second quarter of 2025 was 10.0%, compared with 9.7% in the second quarter of 2024 and 7.6% in the first quarter of 2025. The gross margin remained stable compared with the second quarter of 2024. The increase in gross margin from the first quarter of 2025 was mainly attributable to positive mix effect driven by the increase in revenue from used cars and technical research and development services.

•	Vehicle margin in the second quarter of 2025 was 10.3%, compared with 12.2% in the second quarter of 2024 and 10.2% in the first quarter of 2025. The decrease in vehicle margin from the second quarter of 2024 was mainly attributable to changes in product mix, partially offset by the decreased material cost per unit. The vehicle margin remained relatively stable compared with the first quarter of 2025.

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Operating Expenses

•	Research and development expenses in the second quarter of 2025 were RMB3,007.0 million (US$419.8 million), representing a decrease of 6.6% from the second quarter of 2024 and a decrease of 5.5% from the first quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, research and development expenses (non-GAAP) were RMB2,488.9 million (US$347.4 million), representing a decrease of 13.8% from the second quarter of 2024 and a decrease of 14.6% from the first quarter of 2025. The decrease in research and development expenses over the second quarter of 2024 was mainly due to the i) decreased design and development costs resulting from different stages of development for new products and technologies, and ii) decreased depreciation and amortization expenses. The decrease in research and development expenses over the first quarter of 2025 was mainly due to the decreased design and development costs resulting from different stages of development for new products and technologies.

•	Selling, general and administrative expenses in the second quarter of 2025 were RMB3,964.9 million (US$553.5 million), representing an increase of 5.5% from the second quarter of 2024 and a decrease of 9.9% from the first quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, selling, general and administrative expenses (non-GAAP) were RMB3,682.2 million (US$514.0 million), representing an increase of 2.4% from the second quarter of 2024 and a decrease of 12.6% from the first quarter of 2025. The increase in selling, general and administrative expenses over the second quarter of 2024 was mainly attributable to i) the increase in personnel cost and rental and related expenses associated with the expansion of sales and service network, and ii) partially offset by the decrease in sales and marketing activities. The decrease in selling, general and administrative expenses over the first quarter of 2025 was mainly attributable to the decrease in personnel costs and marketing and promotional expenses, primarily driven by the Company’s comprehensive organizational optimization efforts in marketing and other supporting functions.

Loss from Operations

•	Loss from operations in the second quarter of 2025 was RMB4,908.9 million (US$685.2 million), representing a decrease of 5.8% from the second quarter of 2024 and a decrease of 23.5% from the first quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted loss from operations (non-GAAP) was RMB4,040.8 million (US$564.1 million) in the second quarter of 2025, representing a decrease of 14.0% from the second quarter of 2024 and a decrease of 32.1% from first quarter of 2025.

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Net Loss and Earnings Per Share/ADS

•	Net loss in the second quarter of 2025 was RMB4,994.8 million (US$697.2 million), representing a decrease of 1.0% from the second quarter of 2024 and a decrease of 26.0% from the first quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted net loss (non-GAAP) was RMB4,126.7 million (US$576.1 million) in the second quarter of 2025, representing a decrease of 9.0% from the second quarter of 2024 and a decrease of 34.3% from the first quarter of 2025.

•	Net loss attributable to NIO’s ordinary shareholders in the second quarter of 2025 was RMB5,141.3 million (US$717.7 million), representing an increase of 0.3% from the second quarter of 2024 and a decrease of 25.4% from the first quarter of 2025. Excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB4,124.9 million (US$575.8 million) in the second quarter of 2025.

•	Basic and diluted net loss per ordinary share/ADS in the second quarter of 2025 were both RMB2.31 (US$0.32), compared with RMB2.50 in the second quarter of 2024 and RMB3.29 in the first quarter of 2025. Excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB1.85 (US$0.25), compared with RMB2.21 in the second quarter of 2024 and RMB3.01 in the first quarter of 2025.

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Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB27.2 billion (US$3.8 billion) as of June 30, 2025. We have been incurring loss since inception. We incurred operating cash outflow for the second quarter ended June 30, 2025 and our current liabilities exceeded current assets and we had negative shareholders’ equity as of June 30, 2025. Based on our going concern and liquidity assessment, which considers our business plan including revenue growth from the sales of existing and new vehicle models, continuous optimization of operation efficiency to improve operating cash flows, working capital management and the ability to raise funds from banks under available credit quotas and other sources when needed, and uncertainties as to the successful execution of our business plan, we believe that our financial resources, including our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations in the ordinary course of business for the next twelve months.

Business Outlook

For the third quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 87,000 and 91,000 vehicles, representing an increase of approximately 40.7% to 47.1% from the same quarter of 2024.

•	Total revenues to be between RMB21,812 million (US$3,045 million) and RMB22,876 million (US$3,193 million), representing an increase of approximately 16.8% to 22.5% from the same quarter of 2024.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 2, 2025 (8:00 PM Beijing/Hong Kong/Singapore Time on September 2, 2025).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10049790-gh87y6.html

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A replay of the conference call will be accessible by phone at the following numbers, until September 9, 2025:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10049790

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses and organizational optimization charges. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, which are either non-cash or not indicative of the Company’s ordinary or ongoing operations due to their size or nature, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

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The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

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NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,328,920	7,111,459	992,721
Restricted cash	8,320,728	9,260,268	1,292,684
Short-term investments	14,137,566	10,689,430	1,492,187
Trade and notes receivables	1,676,246	1,344,095	187,628
Amounts due from related parties	7,702,404	11,414,387	1,593,387
Inventory	7,087,223	8,243,337	1,150,725
Prepayments and other current assets	3,632,956	4,444,995	620,497
Total current assets	61,886,043	52,507,971	7,329,829
Non-current assets:
Long-term restricted cash	97,720	78,073	10,899
Property, plant and equipment, net.	25,892,904	26,805,111	3,741,849
Intangible assets, net	29,648	29,648	4,139
Land use rights, net	201,995	199,343	27,827
Long-term investments	3,126,007	2,710,730	378,403
Right-of-use assets - operating lease	12,797,158	12,958,244	1,808,901
Other non-current assets	3,573,137	4,756,725	664,013
Total non-current assets	45,718,569	47,537,874	6,636,031
Total assets	107,604,612	100,045,845	13,965,860
LIABILITIES
Current liabilities:
Short-term borrowings	5,729,561	5,438,829	759,231
Trade and notes payable	34,387,266	34,951,395	4,879,027
Amounts due to related parties	409,363	641,495	89,549
Taxes payable	400,146	503,432	70,276
Current portion of operating lease liabilities	1,945,987	2,644,228	369,120
Current portion of long-term borrowings	3,397,622	792,198	110,587
Accruals and other liabilities	16,041,079	17,310,010	2,416,385
Total current liabilities	62,311,024	62,281,587	8,694,175
Non-current liabilities:
Long-term borrowings	11,440,755	9,113,178	1,272,151
Non-current operating lease liabilities	11,260,735	11,110,807	1,551,009
Deferred tax liabilities	127,467	127,286	17,768
Amounts due to related parties, non-current	329,492	357,970	49,971
Other non-current liabilities	8,628,596	10,439,053	1,457,232
Total non-current liabilities	31,787,045	31,148,294	4,348,131
Total liabilities	94,098,069	93,429,881	13,042,306

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NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	7,441,997	7,734,861	1,079,745
Total mezzanine equity	7,441,997	7,734,861	1,079,745
SHAREHOLDERS’ EQUITY/(DEFICIT)
Total NIO Inc. shareholders’ equity/(deficit)	5,967,023	(1,205,705)	(168,309)
Non-controlling interests	97,523	86,808	12,118
Total shareholders’ equity/(deficit)	6,064,546	(1,118,897)	(156,191)
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	107,604,612	100,045,845	13,965,860

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NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	15,679,623	9,939,305	16,136,114	2,252,515
Other sales	1,766,345	2,095,424	2,872,551	400,993
Total revenues	17,445,968	12,034,729	19,008,665	2,653,508
Cost of sales:
Vehicle sales	(13,773,438)	(8,925,641)	(14,473,222)	(2,020,384)
Other sales	(1,983,815)	(2,189,534)	(2,637,920)	(368,239)
Total cost of sales	(15,757,253)	(11,115,175)	(17,111,142)	(2,388,623)
Gross profit	1,688,715	919,554	1,897,523	264,885
Operating expenses:
Research and development	(3,218,522)	(3,181,403)	(3,007,032)	(419,765)
Selling, general and administrative	(3,757,458)	(4,400,763)	(3,964,921)	(553,482)
Other operating income	77,967	244,484	165,572	23,113
Total operating expenses	(6,898,013)	(7,337,682)	(6,806,381)	(950,134)
Loss from operations	(5,209,298)	(6,418,128)	(4,908,858)	(685,249)
Interest and investment income	362,731	173,216	107,529	15,010
Interest expenses	(176,141)	(244,862)	(212,748)	(29,698)
Loss on extinguishment of debt	—	(14,660)	—	—
Share of losses of equity investees	(73,607)	(256,195)	(124,664)	(17,402)
Other income, net	52,351	15,227	186,879	26,087
Loss before income tax expense	(5,043,964)	(6,745,402)	(4,951,862)	(691,252)
Income tax expense	(2,019)	(4,631)	(42,939)	(5,994)
Net loss	(5,045,983)	(6,750,033)	(4,994,801)	(697,246)
Accretion on redeemable non-controlling interests to redemption value	(83,022)	(144,490)	(148,374)	(20,712)
Net loss attributable to non-controlling interests	2,635	3,462	1,868	261
Net loss attributable to ordinary shareholders of NIO Inc.	(5,126,370)	(6,891,061)	(5,141,307)	(717,697)

Net loss	(5,045,983)	(6,750,033)	(4,994,801)	(697,246)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	89,483	75,911	184,568	25,765
Total other comprehensive income	89,483	75,911	184,568	25,765
Total comprehensive loss	(4,956,500)	(6,674,122)	(4,810,233)	(671,481)
Accretion on redeemable non-controlling interests to redemption value	(83,022)	(144,490)	(148,374)	(20,712)
Net loss attributable to non-controlling interests	2,635	3,462	1,868	261
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,036,887)	(6,815,150)	(4,956,739)	(691,932)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	2,049,836,045	2,093,881,620	2,230,044,617	2,230,044,617
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.50)	(3.29)	(2.31)	(0.32)

14

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
Revenues:
Vehicle sales	24,060,941	26,075,419	3,639,988
Other sales	3,293,663	4,967,975	693,503
Total revenues	27,354,604	31,043,394	4,333,491
Cost of sales:
Vehicle sales	(21,386,680)	(23,398,863)	(3,266,355)
Other sales	(3,791,478)	(4,827,454)	(673,887)
Total cost of sales	(25,178,158)	(28,226,317)	(3,940,242)
Gross profit	2,176,446	2,817,077	393,249
Operating expenses:
Research and development	(6,082,738)	(6,188,435)	(863,872)
Selling, general and administrative	(6,754,256)	(8,365,684)	(1,167,804)
Other operating income	57,177	410,056	57,242
Total operating expenses	(12,779,817)	(14,144,063)	(1,974,434)
Loss from operations	(10,603,371)	(11,326,986)	(1,581,185)
Interest and investment income	713,524	280,745	39,190
Interest expenses	(347,016)	(457,610)	(63,880)
Loss on extinguishment of debt	(11,326)	(14,660)	(2,046)
Share of losses of equity investees	(93,089)	(380,859)	(53,166)
Other income, net	119,727	202,106	28,213
Loss before income tax expense	(10,221,551)	(11,697,264)	(1,632,874)
Income tax expense	(9,009)	(47,570)	(6,641)
Net loss	(10,230,560)	(11,744,834)	(1,639,515)
Accretion on redeemable non-controlling interests to redemption value	(162,546)	(292,864)	(40,882)
Net loss attributable to non-controlling interests	8,818	5,330	744
Net loss attributable to ordinary shareholders of NIO Inc.	(10,384,288)	(12,032,368)	(1,679,653)

Net loss	(10,230,560)	(11,744,834)	(1,639,515)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	96,951	260,479	36,361
Total other comprehensive income	96,951	260,479	36,361
Total comprehensive loss	(10,133,609)	(11,484,355)	(1,603,154)
Accretion on redeemable non-controlling interests to redemption value	(162,546)	(292,864)	(40,882)
Net loss attributable to non-controlling interests	8,818	5,330	744
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(10,287,337)	(11,771,889)	(1,643,292)

Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	2,047,257,903	2,162,319,854	2,162,319,854
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(5.07)	(5.56)	(0.78)

15

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended June 30, 2025
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(17,111,142)	12,867	54,282	—	(17,043,993)
Research and development expenses	(3,007,032)	302,620	215,532	—	(2,488,880)
Selling, general and administrative expenses	(3,964,921)	110,688	172,074	—	(3,682,159)
Total	(24,083,095)	426,175	441,888	—	(23,215,032)
Loss from operations	(4,908,858)	426,175	441,888	—	(4,040,795)
Net loss	(4,994,801)	426,175	441,888	—	(4,126,738)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,141,307)	426,175	441,888	148,374	(4,124,870)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.31)	0.19	0.20	0.07	(1.85)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.32)	0.03	0.03	0.01	(0.25)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended March 31, 2025
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(11,115,175)	15,001	—	—	(11,100,174)
Research and development expenses	(3,181,403)	267,047	—	—	(2,914,356)
Selling, general and administrative expenses	(4,400,763)	188,891	—	—	(4,211,872)
Total	(18,697,341)	470,939	—	—	(18,226,402)
Loss from operations	(6,418,128)	470,939	—	—	(5,947,189)
Net loss	(6,750,033)	470,939	—	—	(6,279,094)
Net loss attributable to ordinary shareholders of NIO Inc.	(6,891,061)	470,939	—	144,490	(6,275,632)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.29)	0.21	—	0.07	(3.01)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.45)	0.03	—	0.01	(0.41)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended June 30, 2024
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(15,757,253)	18,698	—	—	(15,738,555)
Research and development expenses	(3,218,522)	330,110	—	—	(2,888,412)
Selling, general and administrative expenses	(3,757,458)	161,945	—	—	(3,595,513)
Total	(22,733,233)	510,753	—	—	(22,222,480)
Loss from operations	(5,209,298)	510,753	—	—	(4,698,545)
Net loss	(5,045,983)	510,753	—	—	(4,535,230)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,126,370)	510,753	—	83,022	(4,532,595)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.50)	0.25	—	0.04	(2.21)

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	Six Months Ended June 30, 2025
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(28,226,317)	27,868	54,282	—	(28,144,167)
Research and development expenses	(6,188,435)	569,667	215,532	—	(5,403,236)
Selling, general and administrative expenses	(8,365,684)	299,579	172,074	—	(7,894,031)
Total	(42,780,436)	897,114	441,888	—	(41,441,434)
Loss from operations	(11,326,986)	897,114	441,888	—	(9,987,984)
Net loss	(11,744,834)	897,114	441,888	—	(10,405,832)
Net loss attributable to ordinary shareholders of NIO Inc.	(12,032,368)	897,114	441,888	292,864	(10,400,502)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(5.56)	0.41	0.20	0.14	(4.81)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.78)	0.06	0.03	0.02	(0.67)

	Six Months Ended June 30, 2024
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(25,178,158)	28,451	—	—	(25,149,707)
Research and development expenses	(6,082,738)	536,093	—	—	(5,546,645)
Selling, general and administrative expenses	(6,754,256)	227,620	—	—	(6,526,636)
Total	(38,015,152)	792,164	—	—	(37,222,988)
Loss from operations	(10,603,371)	792,164	—	—	(9,811,207)
Net loss	(10,230,560)	792,164	—	—	(9,438,396)
Net loss attributable to ordinary shareholders of NIO Inc.	(10,384,288)	792,164	—	162,546	(9,429,578)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(5.07)	0.39	—	0.08	(4.60)

i All translations from RMB to USD for three months and six months ended June 30, 2025 were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.

17